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                               February 6, 2023

       Horacio E. Gutierrez, Esq.
       Senior Vice President, General Counsel and Secretary
       Walt Disney Company
       500 South Buena Vista Street
       Burbank, CA 91521

                                                        Re: Walt Disney Co
                                                            DEFA14A filed
February 2, 2023
                                                            SEC File No.
1-38842

       Dear Horacio E. Gutierrez:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DEFA14A filed February 2, 2023

       Press Release dated February 2, 2023, page 1

   1. Disney's press release dated February 2, 2023 contains the following statement: "The
                                                        Disney Board of
Directors does not endorse Nelson Peltz (or his son Matthew, who is running as an alternate
Mr. Peltz may swap in) as a nominee..." (emphasis added). As
                                                        Disney's letter to
shareholders of the same date recognizes, Trian's proxy statement contains qualifying
language, consistent with the scope of discretionary authority under Rule 14a-4(c)(5),
regarding the circumstances under which Matthew would be
                                                        substituted for Nelson
Peltz: "if he is unable to serve or for good cause will not serve." In future soliciting
materials referencing Trian's alternate nominee Matthew Peltz, include the qualifying language
concerning the circumstances for the substitution that you have included in the
February 2, 2023 letter to shareholders. Please confirm your understanding in a
response letter.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Horacio E. Gutierrez, Esq.
Walt Disney Company
February 6, 2023
Page 2

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameHoracio E. Gutierrez, Esq.                 Sincerely,
Comapany NameWalt Disney Company
                                                             Division of
Corporation Finance
February 6, 2023 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName